

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act




06026258

February 23, 2006


RECD S.E.C.
FEB 2 8 2006
1086

Kerri L. Klemz
Senior Counsel
Wells Fargo & Company
Wells Fargo Center
Sixth and Marquette Avenue
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2006

Re: Wells Fargo & Company
Incoming letter dated December 27, 2005

Dear Ms. Klemz:

This is in response to your letter dated December 27, 2005 concerning the shareholder proposal submitted to Wells Fargo by The Catholic Equity Fund along with co-proponents CHRISTUS Health, Unitarian Universalist Association of Congregations, Benedictine Sisters of Mount St. Scholastica and the Congregation of the Holy Cross, Southern Province. We also have received a letter on the proponents' behalf dated January 31, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Theodore F. Zimmer
President
The Catholic Funds, Inc.
1100 West Wells Street
Milwaukee, WI 53233-2332

105598

Donna Meyer
System Director
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

Jerry Gabert
Vice President and Treasurer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Rose Marie Stallbaumer
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 South 8th Street
Atchison, KS 66002

Thomas G. Krieter
Provincial Steward
Congregation of the Holy Cross, Southern Province
2111 Brackenridge Street
Austin, TX 78704-4322

WELLS FARGO

RECEIVED

2005 DEC 28 PM 2:15

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Law Department
N9305-173
Wells Fargo Center
Sixth and Marquette Avenue
Minneapolis, MN 55479

Kerri L. Klemz, Senior Counsel
612-667-4652
612-667-6082
Kerri.L.Klemz@wellsfargo.com

December 27, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Omission of Shareholder Proposal

Ladies and Gentlemen:

Wells Fargo & Company, a Delaware corporation ("Wells Fargo"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal (the "Proposal") and supporting statement submitted by The Catholic Equity Fund and co-filed by CHRISTUS Health, Unitarian Universalist Association of Congregations, Benedictine Sisters of Mount St. Scholastica and the Congregation of the Holy Cross, Southern Province (collectively, the "Proponents") from its proxy statement and form of proxy (the "Proxy Materials") for Wells Fargo's 2006 Annual Meeting of Stockholders ("2006 Annual Meeting") pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). In connection therewith, Wells Fargo respectfully requests the staff of the Division of Corporation Finance (the "Staff") to advise that the Staff will not recommend to the Commission that enforcement action be taken if Wells Fargo excludes such Proposal from its Proxy Materials for its 2006 Annual Meeting for the reasons set forth below. In addition, as indicated at the end of this letter, if the Staff does not concur that the Proposal may be excluded in its entirety, Wells Fargo intends to exclude one co-filer for failure to demonstrate proof of ownership of Wells Fargo's common stock as required under Rule 14a-8(f).

General

Wells Fargo expects to file its Proxy Materials for the 2006 Annual Meeting pursuant to Rule 14a-6(b) of the Exchange Act no earlier than March 17, 2006, and Wells Fargo's 2006 Annual Meeting is scheduled for April 25, 2006. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is submitting its no-action request with respect to the Proposal no later than 80 calendar days before filing its Proxy Materials for its 2006 Annual Meeting with the Commission. Wells Fargo hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to it only. In accordance with Rule 14a-8(j), six additional copies of this letter, including all exhibits, are enclosed, and one copy of this letter, including all exhibits, is being sent to the Proponents. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the return envelope provided.

The Proposal

On November 11, 2005, Wells Fargo received from the Proponents a proposal for inclusion in Wells Fargo's Proxy Materials for its 2006 Annual Meeting. This Proposal, including its supporting statement and associated correspondence with the Proponents of the Proposal, is attached to this letter as Exhibit A. The Proposal reads:

RESOLVED, the shareholders request the the [sic] following of the board:

1. Annually ask the shareholders to approve every future compensation package for non-employee directors, excluding any element to which the company is contractually bound as of the end of the 2006 annual meeting.
2. In its submission, identify every benefit and perquisite of serving as a director that involves an expenditure or use of company assets, including contributions to charities of particular interest to the director.
3. If the package receives at least half of the shareholder votes cast, make the package effective as of the effective date specified in the submission. If the package fails to receive at least half of the shareholder votes cast, leave the existing non-employee director compensation package in effect until the shareholders approve a different one.

Although the Proposal addresses non-employee director compensation, the supporting statement primarily addresses matters relating to CEO compensation, as did the proposal the lead Proponent submitted in connection with Wells Fargo's 2005 annual meeting (the "2005 Proposal"). The 2005 Proposal asked shareholders to approve a resolution which urged the Board to "limit Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount."

Grounds for Omission of the Proposal

Rule 14a-8 generally requires public companies under certain circumstances to include in their proxy materials proposals submitted by eligible shareholders. A proposal need not be included in the company's proxy materials, however, if it falls within one of 13 substantive bases for exclusion specified in Rule 14a-8(i) or it fails to satisfy the procedural requirements for such Rule. For the reasons discussed below, Wells Fargo believes that the Proposal is excludable from its Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6), because the Proposal is vague and indefinite and it contains false and misleading statements in violation of Rule 14a-9.

The Proposal May Be Excluded under Rules 14a-8(i)(3) and 14a-8(i)(6) Because It is Inherently Vague and Indefinite and It Contains False and Misleading Statements

Rule 14a-8(i)(3) permits an issuer to omit a proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials. The Staff has consistently concurred that shareholder proposals (including those that address executives' or directors' compensation) may be excluded under Rule 14a-8(i)(3) when the action called for by the proposal is so vague and indefinite as to be misleading because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

In addition, Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if it is beyond the company's power to implement. A company "lack[s] the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992).

As discussed below, the Proposal may be excluded under these standards because (1) the Proposal fails to define critical terms, (2) the Proposal fails to provide guidance on how Wells Fargo should implement it, and (3) substantial portions of the supporting statement are conspicuously irrelevant to the issue of non-employee director compensation.

The Proposal is Vague and Indefinite

The Staff on many occasions has permitted the exclusion under Rule 14a-8(i)(3) of proposals related to executive compensation when critical terms or concepts in the proposal are so vague and indefinite that the compensation arrangements being referred to in the proposal, or the action desired under the proposal, either are not clear or are subject to a variety of interpretations.

- In *Int'l Business Machines Corp.* (avail. Feb. 2, 2005), the Staff concurred that the company could omit under Rule 14a-8(i)(3), as vague and indefinite, a shareholder proposal requesting that "the officers and directors responsible" for IBM's reduced dividend payment have "their pay reduced to the level prevailing in 1993" because it could be interpreted at least three different ways.
- In *Eastman Kodak Company* (avail. Mar. 3, 2004), the proposal requested that "the Top Salary be 'capped' at $1 million to include bonus, perks [and] stock options." The company argued that the proposal did not, among other things, provide guidance on how it should be implemented by failing to define "critical terms" such as perks and how options were to be valued. The Staff concurred with exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite.
- In *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred that a company could exclude under Rule 14a-8(i)(3) a proposal requesting that the company expense all stock options in accordance with FASB guidelines. There the Staff concurred that the proposal could be excluded where the company pointed out that FASB standards allowed for two different methods of expensing options, and, as such, neither shareholders nor the company could determine which method the proposal sought to use.
- In *Otter Tail Corporation* (avail. Jan. 12, 2004), the Staff concurred that the company could exclude, as vague and indefinite, a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for 5 years.
- In *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff permitted exclusion of a proposal that read, "Resolved: That the board ... implement a policy for compensation for executives ... based on stock growth. This would focus the management team on the goal of increasing stock value." The company argued that, particularly when read with

the supporting statement, the proposal was vague as to whether it addressed all compensation or only stock-based compensation, and thus could be interpreted in multiple and contradictory ways.

- In *General Electric Co.* (avail. Feb. 5, 2003), the Staff held that a proposal requesting the board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" could properly be excluded where the company argued that the proposal failed to define critical terms and failed to address the treatment of non-cash compensation for the purpose of the proposed cap.
- In *General Electric Co.* (avail. Jan. 23, 2003), a proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors" was properly excluded because the proposal failed to define the critical term "benefit" or otherwise provide guidance on how it should be measured for purposes of implementing the proposal.

As with the precedent cited above, each of the three prongs of the Proposal contains vague and indefinite terms and references, such that neither shareholders in voting on the Proposal nor Wells Fargo, if it were to seek to implement the Proposal, would know what would be expected.

The first clause of the Proposal reads, "Annually ask the shareholders to approve every future compensation package for non-employee directors, excluding any element to which the company is contractually bound as of the end of the 2006 annual meeting." In this clause, the term "every future compensation package" is undefined and, for the reasons explained below, is vague and subject to multiple, conflicting interpretations.

- Effective January 1, 2005, the cash compensation for directors on Wells Fargo's Board of Directors ("Board") consisted of (i) an annual retainer of $65,000 plus $1,600 for each Board or committee meeting attended, (ii) an annual fee of $15,000 to be paid to each of the chairs of the Credit, Finance, and Governance and Nominating Committees, (iii) an annual fee of $20,000 to be paid to the chair of the Human Resources Committee, and (iv) an annual fee of $25,000 to be paid to the chair of the Audit and Examination Committee. It is unclear whether this compensation structure would require one vote covering all of the variations, or whether there are four cash "compensation packages" (the retainer, meeting fees and chair fee to be paid to the chair of the Audit and Examination Committee; those amounts to be paid to the chair of the Human Resources Committee; those amounts to be paid to the chairs of the other Board committees; and those amounts to be paid to directors who do not serve as the chair of any committee) or whether there are even more than four cash compensation packages (that is, whether the Proposal would require a separate vote on the compensation payable to the chair of <u>each</u> Board committee, even if the same amount as paid to other committee chairs, constitutes a different "package," since shareholders might have differing views as to the value of different Board committees).
- The proposal does not address what constitutes a "future compensation package." Does this refer to all elements of compensation that are at the time of the requested shareholder vote proposed to be paid for the coming year, or would it require a vote covering whatever form of compensation might be provided in the future under an arrangement? For example, would a stock option plan providing for automatic option grants require only one vote for all future grants, or would it require separate votes each year? Would all of the option grants under such a plan constitute a "future

compensation package," or do they constitute only one element in each director's future compensation package? Is "future" compensation only compensation that differs from "current" compensation (that is, only if the Board proposes to change the directors' "compensation package") or is it any compensation package that is proposed to be paid in the future, even if no different from what is being paid currently?

- The proposal is unclear as to whether an intention to pay a new director any compensation, even if the same as what other directors are paid, constitutes a "future compensation package" that must be subject to a separate shareholder vote.

The second clause of the Proposal reads, "In its submission, identify every benefit and perquisite of serving as a director that involves an expenditure or use of company assets, including contributions to charities of particular interest to the director." This clause contains numerous vague and confusing concepts, including:

- Does the phrase "every benefit and perquisite ... of serving as a director that involves an expenditure" cover expenses that are not typically viewed as compensation, such as travel and hotel reimbursement for attending directors' meetings? Does the answer to the foregoing question depend on whether the company provides first class air fare as opposed to economy class air fare or three star hotel accommodations as opposed to budget hotel accommodations?
- Are the benefits and perquisites to be identified only those received in the past or current fiscal year, or must the disclosure cover all of the benefits and perquisites received by a director over his or her entire term of service?
- What does it mean for a charity to be "of particular interest" to a director? Because of Wells Fargo's active philanthropy (for example, in 2004 Wells Fargo contributed $93 million to more than 15,000 non-profit organizations), it would be important for shareholders and Wells Fargo to know exactly what Wells Fargo would be expected to track and report. Would a director have to know of Wells Fargo's contribution to a charity for it to be "of particular interest" to the director, or is it the charity itself that must be "of particular interest"?
- How is this clause to relate to the other clauses in the Proposal? Are the benefits and perquisites that are to be identified considered part of the directors' "compensation package," or is this information to be provided as background information when shareholders are being asked to vote on "future compensation packages"?

The third clause of the Proposal reads, "If the package receives at least half of the shareholder votes cast, make the package effective as of the effective date specified in the submission. If the package fails to receive at least half of the shareholder votes cast, leave the existing non-employee director compensation package in effect until the shareholders approve a different one." This clause is important because it highlights the other ambiguities in the Proposal.

- Does this clause indicate that the reference in the first clause to "every future compensation package" means only "future compensation packages" that differ from the existing arrangements, as opposed to "every" compensation package proposed to be paid in the future? If the package voted on provides the same compensation that directors are currently paid and it is not approved by shareholders, how is this clause (which states that the existing compensation packages may be left in effect) reconciled with the first clause (which says that "every" future compensation package is to be voted on)?

- Is the reference to shareholder approval of "a different [non-employee director compensation package]" referring to a vote that is separate from the vote under clause one on "every future compensation package"?
- Is the "at least half of the shareholder votes cast" standard intended to establish a lower voting threshold than the traditional Delaware law standard of a "majority of votes cast"?

Without clear and specific definitions of terms such as "future compensation package" and "benefit and perquisite," and without a clear explanation of exactly what is to be voted on and how the referendum described in the Proposal is to work, neither the shareholders voting on the Proposal, nor Wells Fargo in attempting to implement the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.[1] Critical terms in the first and second clauses – "every future compensation package" and "every benefit and perquisite" – are not defined, just as in the *Eastman Kodak* and two *General Electric* letters cited above. Moreover, the operation of the entire scheme established under the three clauses of the Proposal is vague and uncertain, just as with the compensation arrangements discussed in the *International Business Machines* and *Otter Tail* letters discussed above, and the first and third clauses are inconsistent and create confusion as to whether "every" compensation package or only changes to compensation packages are to be subject to a shareholder vote, just as the *Woodward Governor* proposal and supporting statement created confusion as to whether all compensation or only stock-based compensation was to be addressed. Accordingly, Wells Fargo requests that the Staff concur with its determination that the Proposal may be excluded from the Proxy Materials because the Proposal fails to define critical terms and to provide guidance on the basic implementation of the Proposal, and thus is so vague and indefinite that it fails to pass muster under Rule 14a-9 and Rule 14a-8(i)(3). For the same reasons, the Proposal would be impossible for Wells Fargo to implement within the meaning of Rule 14a-8(i)(6), as any actions it takes could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

The Supporting Statement is Vague and Misleading

In SLB 14B, the Staff further clarified its position with respect to certain interpretations under Rule 14a-8(i)(3). Of particular relevance to the Proposal, the Staff stated that it may be appropriate to rely on Rule 14a-8(i)(3) to exclude either an entire shareholder proposal or statements in the proposal or supporting statement when:

- "the proposal and the supporting statement, when read together" are "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures" they require, and

- "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

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[1] Moreover, the Proponent is clearly familiar with Staff interpretations on this issue, because in the 2005 Proposal the Proponent did define the terms "Compensation" and "Non-Managerial Workers" and he gave a method for valuing stock options (i.e. "grant-date present value"), as such terms were critical to understand the operation of the 2005 Proposal.

The supporting statement is vague and misleading because it creates ambiguity over what exactly the Proposal addresses or how the Proposal operates. Specifically, the supporting statement creates confusion between whether the Proposal is designed to address non-employee director compensation or CEO compensation, and uses inflammatory language and innuendo without establishing any relation between the statements and the operation of the Proposal. In *Exxon-Mobil Corp.* (avail. Mar. 27, 2002), the Staff concurred that an inflammatory statement in the supporting statement regarding a survey on undisclosed environmental liabilities among surveyed companies could be excluded under 14a-8(i)(3) because it was irrelevant to the subject matter of the proposal.

As discussed above, the Proposal calls for disclosure of and a vote on non-employee director compensation. The supporting statement asserts, "There is evidence that directors who enjoy high director compensation are more likely to pay excessive CEO compensation and that high director pay coupled with high CEO pay correlates with underperformance of the company." However, the supporting statement does not assert that Wells Fargo's non-employee director compensation is "high" and in fact does not provide any factual information regarding the level of Wells Fargo's non-employee director compensation. Instead, the rest of the supporting statement addresses the rise of executive compensation in general and the level of Wells Fargo's CEO's compensation.

The Proposal and supporting statement do not identify how the information about CEO compensation cited in the supporting statement is to be used by the shareholders or the Board in connection with their consideration or implementation of a proposal that would establish a referendum on non-employee director compensation.[2] If the Proponents are trying to lead shareholders to think that increasing their say in the determination of non-employee director compensation will reduce the compensation being paid to Wells Fargo's CEO, the Proposal does not establish how that interaction is to occur: do the Proponents mean to imply that there is an automatic correlation that works both ways (if high directors' compensation is associated with high executive compensation, then lowering the former will automatically affect the latter), or are non-employee directors somehow supposed to be able to interpret a positive or negative vote on their own compensation as reflecting approval or disapproval with just one aspect of their responsibilities – setting CEO compensation? The Proposal and supporting statement simply use statements regarding the CEO's compensation to confuse readers over the subject of the Proposal and the manner in which it will operate and to seek to rally support for the Proposal, without establishing a viable connection between the statistics and studies on CEO compensation and the substance of the Proposal, non-employee director compensation.

The supporting statement's discussion of an alleged link between excessive CEO compensation and compensation paid to directors also magnifies the ambiguities as to how the Proposal would operate, if adopted. As such, the supporting statement's extensive discussion of CEO compensation results in confusion as to what shareholders would be voting on and what Wells Fargo would need to do in implementing the Proposal, if adopted. There are numerous precedents

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[2] If the amount of compensation paid to the CEO is intended to be the subject of the Proposal (as it was in the 2005 Proposal submitted by the Proponent for last year's proxy statement), the Proponent should not be able to cover that same issue again in the Proxy Materials for the 2006 Annual Meeting under the guise of a proposal that focuses on non-employee director compensation. In this respect, one of the Proponents recently stated in *The Friday Report*™ published by Institutional Shareholder Services on December 9, 2005, "[w]e have picked [Wells Fargo] as a way to get at executive compensation, particularly for the CEO."

that allow the exclusion of supporting statements (or portions thereof) that are unrelated to the primary subject of the Proposal, in particular as such statements may be misleading in violation of Rule 14a-9. For example, the Proposal is similar to one that was considered by the Staff in *General Motors Corp.* (avail. Feb. 21, 2004). In *General Motors*, the Staff concurred that a supporting statement that related to the proponent's prior year's proposal (addressing the ability to vote "against" director nominees), could be omitted from a proposal asking the company to limit certain forms of executive compensation, because the supporting statement was not relevant to the issue set forth in the proposal. Accordingly, if the Staff does not concur that the Proposal is excludable in its entirety as being vague and indefinite, Wells Fargo asks that it be permitted to exclude the supporting statement contained in the Proposal on the bases that it is irrelevant to the Proposal and creates confusion as to the operation of the Proposal, and thus will only increase the ambiguity for shareholders as to what they are voting on.

The Proposal Contains False and Misleading Statements

SLB 14B also states that it may be appropriate to exclude or modify a supporting statement where "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." See also, Note (b) to Rule 14a-9. The Staff has granted relief in the past where a statement impugned the character, integrity or personal reputation of directors and management without factual foundation. See *The Boeing Co.* (avail. Feb. 26, 2003) (directing the proponent to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the board); *First Energy Corp.* (avail. Feb. 23, 2004) (instructing the proponent to delete "[c]ompany officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders" based on the argument that the statement impugned the character and reputation of the company's board and executives); *General Electric Co.* (avail. Jan. 25, 2004) (instructing the proponent to delete statements based on the argument that the statements impugned the character of the company's board and management); *Alaska Air Group, Inc.* (avail. Mar. 14, 2003) (instructing the proponent to delete "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic" based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); and *Honeywell Int'l, Inc.* (avail. Jan. 15, 2003) (directing the proponent to delete multiple statements from his proposal based on the company's argument that such statements impugned the character and integrity of the company's board).

As described below, certain statements in the supporting statement imply improper, unethical and possibly illegal conduct and impugn the character and integrity of Wells Fargo's non-employee directors. Because these inflammatory statements have no factual foundation and are presented in an inflammatory and potentially misleading manner, they are in violation of Rule 14a-8(i)(3) and Rule 14a-9.

It is materially false and misleading for the Proponents to imply that Wells Fargo's non-employee directors engaged in improper and unethical behavior by linking general criticisms of CEO compensation to the Board's compensation practices. The supporting statement asserts "[w]e believe that any board that pays excessive CEO compensation fails in one of its most important duties" and "[w]e believe that many employees regard excessive CEO compensation as a breach of trust and demeaning of their value as employees and human beings." Clearly, if these phrases were referring specifically to Wells Fargo's Board, they would "directly ... impugn character, integrity, or personal reputation, or directly ... make charges concerning improper, illegal, or immoral conduct ... without factual foundation." The fact that they are stated as opinions or belief does not render the statements unobjectionable, and the fact that they do not directly refer to members of the Wells Fargo Board means only that the Proponents are trying to do indirectly what would clearly be prohibited if done directly, or that the statements are "irrelevant to a consideration of the subject matter of the proposal" within the meaning of SLB 14B. *See Exxon-Mobil Corp.* (avail. Mar. 27, 2002) (permitting omission of a reference to a survey that either was irrelevant or inflammatory).

In addition, the statement "[t]here are indications that our board has not paid sufficient attention to CEO compensation" is likewise an unfounded and unsubstantiated disparaging statement. The quoted sentence is followed only by statements asserting that Wells Fargo's CEO pay is high and is not correlated to shareholder returns. While Wells Fargo disagrees with the characterization of its CEO pay and performance, whether one agrees with them or not, they simply do not establish any basis for the statement alleging that the Board has not paid sufficient attention to CEO compensation. In this respect, the statement is similar to one that the Staff concurred could be excluded in *Electronic Data Systems Corp.* (avail. Mar. 11, 1999). There, the Staff concurred that the statement, "[t]here is evidence the EDS Board considered Mr. Alberthal mediocre," followed by a citation to a newspaper article, was improper under Rule 14a-9, and thus could be excluded from the proposal.

Accordingly, Wells Fargo requests the Staff's concurrence that it may omit the foregoing three sentences from the supporting statement. Wells Fargo respectfully requests that the Staff should not give the Proponents an opportunity to revise the Proposal to adequately address the numerous Rule 14a-8(i)(3) problems discussed above, because such revisions would require detailed and extensive editing and would result in a new proposal that is so fundamentally different from the Proposal as to constitute a new proposal, which would not have been submitted by the Proponents to Wells Fargo by November 17, 2005 (the deadline for inclusion in Wells Fargo's Proxy Materials for its 2006 Annual Meeting as established by Rule 14a-8(e)).

Exclusion of the Proposal and Supporting Statement under Rules 14a-8(i)(3) and 14a-8(i)(6)

For all of the reasons set forth above, Wells Fargo intends to omit the Proponents' Proposal from its Proxy Materials for its 2006 Annual Meeting. Wells Fargo respectfully requests that the Staff concur with its conclusion that it may properly exclude the Proposal and indicate that it will not recommend enforcement action to the Commission if it excludes the Proposal in its entirety from its Proxy Materials for the 2006 Annual Meeting pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6). Alternatively, if the Staff does not concur that the Proposal can be omitted in its entirety, Wells Fargo requests the Staff to concur with its conclusion that all or parts of the supporting statement may be omitted under Rule 14a-8(i)(3).

Exclusion of Co-Filer for Failure to Demonstrate Beneficial Ownership

As noted above, Wells Fargo also received the Proposal from a number of co-filers, including the Congregation of the Holy Cross, Southern Province (the "Congregation"). Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails within 14 days of receiving a proper notice of deficiency to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[in] order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder submits] the proposal." Wells Fargo received the Proposal from the Congregation on November 16, 2005. Within 14 days, on November 25, 2005, Wells Fargo sent the Congregation a letter by overnight delivery and by facsimile, requesting that it document its eligibility to submit the Proposal under Rule 14a-8(b). A copy of the correspondence with the Congregation is attached to this letter as Exhibit B.

Wells Fargo strictly complied with the procedural requirements for delivering a notice of deficiency under Rule 14a-8 and with the standards set forth in SLB 14B. Within 14 days of Wells Fargo's receipt of the Proposal, Wells Fargo delivered to the Congregation its November 25th letter, which clearly stated (1) the ownership requirements of Rule 14a-8(b)(1); (2) that further documentation from the Congregation's broker would be necessary to clarify that the Congregation continuously held $2,000 in market value of Wells Fargo common stock for at least one year as of the date the Congregation submitted his proposal; and (3) that the Congregation's response had to be postmarked within 14 days after its receipt of Wells Fargo's letter. Notwithstanding the foregoing, the Congregation did not provide proof of beneficial ownership satisfying the requirements of Rule 14a-8(b) within 14 days of its receipt of Wells Fargo's notice of deficiency. Accordingly, Wells Fargo believes that it may exclude the Congregation as a co-filer of the Proposal under Rule 14a-8(f)(1).

* * *

For all of the reasons set forth above, Wells Fargo intends to omit the Proponents' Proposal from its Proxy Materials for its 2006 Annual Meeting. Wells Fargo respectfully requests that the Staff concur with its conclusion that it may properly exclude the Proposal and indicate that it will not recommend enforcement action to the Commission if it excludes the Proposal in its entirety from its Proxy Materials for the 2006 Annual Meeting.

If the Staff has any questions regarding this request or requires additional information, please do not hesitate to contact the undersigned at (612) 667-4652 or Mary E. Schaffner at (612) 667-2367. If the Staff is unable to concur with Wells Fargo's conclusions with respect to the excludability of the Proposal, Wells Fargo respectfully requests the opportunity to discuss the Proposal with members of the Staff prior to the issuance of any written responses.

Very truly yours,



Kerri L. Klemz
Senior Counsel

cc: Mr. Theodore F. Zimmer
The Catholic Funds
Dr. Donna Meyer
CHRISTUS Health
Jerry Gabert
Unitarian Universalist Association of Congregations
Rose Marie Stallbaumer
Benedictine Sisters of Mount St. Scholastica
Thomas G. Krieter
Congregation of the Holy Cross, Southern Province

EXHIBIT A

Final Version



THE CATHOLIC FUNDS®

"Giving Voice to Catholic Values"

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: ted.zimmer@catholicknights.org

BY FEDERAL EXPRESS OVERNIGHT

November 11, 2005

Laurel A. Holschuh
MAC #N9305-173
Wells Fargo & Co.
Sixth & Marquette
Minneapolis, MN 55479

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Ms. Holschuh:

The Catholic Equity Fund (a component of The Catholic Funds, Inc.) is a mutual fund that seeks to advocate for certain values espoused by Catholic social teaching. We emphasize these three areas:

1. Preserving and promoting human dignity, especially in the workplace;

2. Promoting fair but not excessive executive compensation;

3. Promoting effective oversight by boards of directors.

As president of the Catholic Equity Fund, I submit the enclosed Directors Compensation proposal for inclusion in the proxy statement for the annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Fund is acting as the **primary filer** of this resolution, which we expect will be co-filed by others. One or more representatives of the filing shareholders will be present at the annual meeting to introduce the proposal.

The Catholic Equity Fund is the beneficial owner of shares of the company's common stock having a value in excess of $2,000, has owned this stock for more than a year, and intends to continue to hold this stock through the date of the annual meeting. A verification of ownership will follow shortly.

Sincerely,

Theodore F. Zimmer
President

Encl.

The Catholic Church has not sponsored or endorsed The Catholic Funds nor approved or disapproved of the Funds as an investment.

1100 West Wells Street • Milwaukee, WI 53233-2332
Tel: 414-278-6550 • 877-846-2372 • Fax: 414-278-6558

DIRECTOR COMPENSATION–Wells Fargo

WHEREAS:

Excessive CEO pay is now a matter of national concern and debate. We believe that any board that pays excessive CEO compensation fails in one of its most important duties. There is evidence that directors who enjoy high director compensation are more likely to pay excessive CEO compensation and that high director pay coupled with high CEO pay correlates with underperformance of the company. (Note 1) We believe that many employees regard excessive CEO compensation as a breach of trust and demeaning of their value as employees and human beings. We believe that directors who recommend excessive CEO pay packages should be held accountable. One way to do this is to allow shareholders to vote on the directors' compensation.

There are indications that our board has not paid sufficient attention to CEO compensation:

1. In 2004, the CEO's total compensation was $29.7 million or $52.1 million, depending on whether total compensation includes the value of options granted in 2004 or instead gains from the exercise of stock options in 2004. (Note 2) The average total compensation for CEOs of 367 leading corporations was $11.8 million. (Note 3.)

2. Evaluating CEO pay relative to shareholder return on a scale of one to five, Business Week rated the company a one, the worst rating. (Note 4)

3. Forbes ranked the company 138th worst out 189 companies in its measure of CEO performance versus CEO pay. (Note 5)

RESOLVED, the shareholders request the the following of the board:

1. Annually ask the shareholders to approve every future compensation package for non-employee directors, excluding any element to which the company is contractually bound as of the end of the 2006 annual meeting.

2. In its submission, identify every benefit and perquisite of serving as a director that involves an expenditure or use of company assets, including contributions to charities of particular interest to the director.

3. If the package receives at least half of the shareholder votes cast, make the package effective as of the effective date specified in the submission. If the package fails to receive at least half of the shareholder votes cast, leave the existing non-employee director compensation package in effect until the shareholders approve a different one.

NOTES

1. See Lucian Bebchuk and Jesse Fried, *Pay Without Performance: The Unfulfilled Promise of Executive Compensation*, Harvard University Press (2004), and Ivan E Brick, Oded Palmon, and John K. Wald, *CEO Compensation, Director Compensation, and Firm Performance: Evidence of Cronyism?*, http://www.personal.psu.edu/faculty/j/k/jkw10/jcf_052705.pdf. (May 25, 2005).

2. 2005 Proxy Statement

3. Sarah Anderson et al., *Executive Excess 2005—12th Annual CEO Compensation Survey*, http://www.faireconomy.org/press/2005/EE2005_pr.html (total includes options exercised but not options granted).

4. Business Week, April 18, 2005.

5. Forbes, http://www.forbes.com/static/execpay2005/efficiency_126.html.



THE CATHOLIC FUNDS®

"Giving Voice to Catholic Values"

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: tzimmer@catholicknights.com

BY UPS 3-DAY SELECT

November 16, 2005

Laurel A. Holschuh
MAC #N9305-173
Wells Fargo & Co.
Sixth & Marquette
Minneapolis, MN 55479

Re: Stock Holding Verification Re **Shareholder Proposal** for 2006 Annual Meeting

Dear Ms Holschuh:

I have enclosed the stock ownership verification that pertains to the Director Compensation resolution that the Catholic Equity Fund filed recently.

Sincerely,

Theodore F. Zimmer
President

Encl.

1100 West Wells Street • Milwaukee, WI 53233-2332
Tel: 414-278-6550 • 877-846-2372 • Fax: 414-278-6558

November 15, 2005

To Whom It May Concern:

We are writing as the record holder of securities currently owned by The Catholic Equity Fund (the "Fund"), a mutual fund that is part of The Catholic Funds, Inc., which is a registered investment company.

As of November 11, 2005, the Fund owned 5,940 shares of Wells Fargo & Co. voting stock. Continuously for more than one year before that date, the Fund has owned shares of such voting stock having a value of at least $2,000. These shares are registered in the name of Cede & Co. (which is the street name for DTC).

Sincerely,



Dennis P. Roebel
Assistant Vice President



November 11, 2005

Laurel A. Holschuh
MAC #N9305-173
Wells Fargo & Co.
Sixth & Marquette
Minneapolis, MN 55479

Dear Ms. Holschuh:

CHRISTUS Health, as a faith-based investor, looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Catholic Equity Fund. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Wells Fargo. It is our intention to keep shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Theodore F. Zimmer, President of The Catholic Funds, Inc., which includes the Catholic Equity Fund, if you believe that dialogue might be helpful. His telephone number is (414) 278-6490 or he can be reached by email at ted.zimmer@catholicknights.org.

Yours truly,

Donna Meyer

Donna Meyer, Ph.D.
System Director – CHRISTUS Health

DM:tp

Encl.

cc: Theodore F. Zimmer, Gary Brouse, Julie Wokaty, Sr. Susan Mika

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

DIRECTOR COMPENSATION--Wells Fargo

WHEREAS:

Excessive CEO pay is now a matter of national concern and debate. We believe that any board that pays excessive CEO compensation fails in one of its most important duties. There is evidence that directors who enjoy high director compensation are more likely to pay excessive CEO compensation and that high director pay coupled with high CEO pay correlates with underperformance of the company. (Note 1) We believe that many employees regard excessive CEO compensation as a breach of trust and demeaning of their value as employees and human beings. We believe that directors who recommend excessive CEO pay packages should be held accountable. One way to do this is to allow shareholders to vote on the directors' compensation.

There are indications that our board has not paid sufficient attention to CEO compensation:

1. In 2004, the CEO's total compensation was $29.7 million or $52.1 million, depending on whether total compensation includes the value of options granted in 2004 or instead gains from the exercise of stock options in 2004. (Note 2) The average total compensation for CEOs of 367 leading corporations was $11.8 million. (Note 3.)

2. Evaluating CEO pay relative to shareholder return on a scale of one to five, Business Week rated the company a one, the worst rating. (Note 4)

3. Forbes ranked the company 138th worst out 189 companies in its measure of CEO performance versus CEO pay. (Note 5)

RESOLVED, the shareholders request the the following of the board:

1. Annually ask the shareholders to approve every future compensation package for non-employee directors, excluding any element to which the company is contractually bound as of the end of the 2006 annual meeting.

2. In its submission, identify every benefit and perquisite of serving as a director that involves an expenditure or use of company assets, including contributions to charities of particular interest to the director.

3. If the package receives at least half of the shareholder votes cast, make the package effective as of the effective date specified in the submission. If the package fails to receive at least half of the shareholder votes cast, leave the existing non-employee director compensation package in effect until the shareholders approve a different one.

NOTES

1. See Lucian Bebchuk and Jesse Fried, *Pay Without Performance: The Unfulfilled Promise of Executive Compensation*, Harvard University Press (2004), and Ivan E Brick, Oded Palmon, and John K. Wald, *CEO Compensation, Director Compensation, and Firm Performance: Evidence of Cronyism?*, http://www.personal.psu.edu/faculty/j/k/jkw10/jcf_052705.pdf. (May 25, 2005).

2. 2005 Proxy Statement

3. Sarah Anderson et al., *Executive Excess 2005—12th Annual CEO Compensation Survey*, http://www.faireconomy.org/press/2005/EE2005_pr.html (total includes options exercised but not options granted).

4. Business Week, April 18, 2005.

5. Forbes, http://www.forbes.com/static/execpay2005/efficiency_126.html.



Mellon Global Securities Services

Allison M. Hull
Trust Officer

November 14, 2005

Laurel A. Holschuh
MAC #N9305-173
Wells Fargo & Co.
Sixth & Marquette
Minneapolis, MN 55479

Dear Ms. Holschuh:

This letter is to inform you that Christus Health held a total of 20,800 shares of Wells Fargo as of 11/10/05 in their accounts at Mellon. The total market value of these shares is greater than $2,000. They have held shares in your company continuously for at least one year and intend to hold these shares in the year ahead. This letter is being sent in conjunction with the letter from Donna Meyer regarding their intention to file.

If you have any further questions, please contact me at 412-236-4811.

Sincerely,

Allison M Hull

Allison M. Hull
Trust Officer
Custodian for Christus Health

Cc. Tiffany Pace; Christus Health

DIRECTOR COMPENSATION–Wells Fargo

WHEREAS:

Excessive CEO pay is now a matter of national concern and debate. We believe that any board that pays excessive CEO compensation fails in one of its most important duties. There is evidence that directors who enjoy high director compensation are more likely to pay excessive CEO compensation and that high director pay coupled with high CEO pay correlates with underperformance of the company. (Note 1) We believe that many employees regard excessive CEO compensation as a breach of trust and demeaning of their value as employees and human beings. We believe that directors who recommend excessive CEO pay packages should be held accountable. One way to do this is to allow shareholders to vote on the directors' compensation.

There are indications that our board has not paid sufficient attention to CEO compensation:

1. In 2004, the CEO's total compensation was $29.7 million or $52.1 million, depending on whether total compensation includes the value of options granted in 2004 or instead gains from the exercise of stock options in 2004. (Note 2) The average total compensation for CEOs of 367 leading corporations was $11.8 million. (Note 3.)

2. Evaluating CEO pay relative to shareholder return on a scale of one to five, Business Week rated the company a one, the worst rating. (Note 4)

3. Forbes ranked the company 138th worst out 189 companies in its measure of CEO performance versus CEO pay. (Note 5)

RESOLVED, the shareholders request the the following of the board:

1. Annually ask the shareholders to approve every future compensation package for non-employee directors, excluding any element to which the company is contractually bound as of the end of the 2006 annual meeting.

2. In its submission, identify every benefit and perquisite of serving as a director that involves an expenditure or use of company assets, including contributions to charities of particular interest to the director.

3. If the package receives at least half of the shareholder votes cast, make the package effective as of the effective date specified in the submission. If the package fails to receive at least half of the shareholder votes cast, leave the existing non-employee director compensation package in effect until the shareholders approve a different one.

NOTES

1. See Lucian Bebchuk and Jesse Fried, *Pay Without Performance: The Unfulfilled Promise of Executive Compensation*, Harvard University Press (2004), and Ivan E Brick, Oded Palmon, and John K. Wald, *CEO Compensation, Director Compensation, and Firm Performance: Evidence of Cronyism?*, http://www.personal.psu.edu/faculty/j/k/jkw10/jcf_052705.pdf. (May 25, 2005).

2. 2005 Proxy Statement

3. Sarah Anderson et al., *Executive Excess 2005—12th Annual CEO Compensation Survey*, http://www.faireconomy.org/press/2005/EE2005_pr.html (total includes options exercised but not options granted).

4. Business Week, April 18, 2005.

5. Forbes, http://www.forbes.com/static/execpay2005/efficiency_126.html.



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Laurel A Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, MN 55479

Jerry Gabert
Treasurer and
Vice President of Finance

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

RE: Shareholder Proposal – Director Compensation

December 5, 2005

Dear Laurel Holschuh:

Thank you for your response dated November 25, 2005. We believe this response complies with the request you made in your letter.

Enclosed is a written statement from our custodian concerning our holdings in stock in Wells Fargo & Company. We believe these holdings comply with Rule 14-a-8 of the Securities and Exchange Act of 1934.

Respectfully yours,

Jerry Gabert
Vice President and Treasurer

Affirming the Worth and Dignity of All People

INVESTORS
ANK & TRUST

December 2, 2005

Re: *Proof of Ownership*

To Whom It May Concern:

IBT as custodian for Unitarian Universalist Association is confirming proof of ownership of shares of Wells Fargo Co, CUSIP 949746101. Our records indicate that the Unitarian Universalist Account #020407420510 has held 3,000 shares (approximately $188,790 in current market value) of Wells Fargo Co since 11/18/03. Please contact Amy Jo McLaughlin at 617-937-3038 with any questions or concerns. Thank you.

Sincerely,



Amy Jo McLaughlin
Account Manager
Institutional Custody
Investors Bank & Trust

200 Clarendon Street, Boston, Massachusetts 02116-5021 • (617) 937-6700 • www.ibtco.com



Mount St. Scholastica

Benedictine Sisters

November 15, 2005

Laurel A. Holschuh
MAC #N9305-173
Wells Fargo & Co.
Sixth & Marquette
Minneapolis, MN 55479

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Ms. Holschuh:

The Benedictine Sisters of Mount St. Scholastica seek to advocate for certain values espoused by Catholic social teaching. We emphasize these three areas:

1. Preserving and promoting human dignity, especially in the workplace;
2. Promoting fair but not excessive executive compensation;
3. Promoting effective oversight by boards of directors.

As a representative of the Benedictine Sisters of Mount St. Scholastica , I submit the enclosed Directors Compensation proposal for inclusion in the proxy statement for the annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Benedictine Sisters of Mount St. Scholastica are acting as a co-filer of this resolution, please feel free to contact Theodore Zimmer with Catholic Equity fund at 414-278-6490. One or more representatives of the filing shareholders will be present at the annual meeting to introduce the proposal.

The Benedictine Sisters of Mount St. Scholastica are the beneficial owner of shares of the company's common stock having a value in excess of $2,000, have owned this stock for more than a year, and intend to continue to hold this stock through the date of the annual meeting. A verification of ownership will follow shortly.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer, Mount St. Scholastica

Encl.

The Catholic Church has not sponsored or endorsed The Catholic Funds nor approved or disapproved of the Funds as an investment.

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

DIRECTOR COMPENSATION--Wells Fargo

WHEREAS:

Excessive CEO pay is now a matter of national concern and debate. We believe that any board that pays excessive CEO compensation fails in one of its most important duties. There is evidence that directors who enjoy high director compensation are more likely to pay excessive CEO compensation and that high director pay coupled with high CEO pay correlates with underperformance of the company. (Note 1) We believe that many employees regard excessive CEO compensation as a breach of trust and demeaning of their value as employees and human beings. We believe that directors who recommend excessive CEO pay packages should be held accountable. One way to do this is to allow shareholders to vote on the directors' compensation.

There are indications that our board has not paid sufficient attention to CEO compensation:

1. In 2004, the CEO's total compensation was $29.7 million or $52.1 million, depending on whether total compensation includes the value of options granted in 2004 or instead gains from the exercise of stock options in 2004. (Note 2) The average total compensation for CEOs of 367 leading corporations was $11.8 million. (Note 3.)

2. Evaluating CEO pay relative to shareholder return on a scale of one to five, Business Week rated the company a one, the worst rating. (Note 4)

3. Forbes ranked the company 138th worst out 189 companies in its measure of CEO performance versus CEO pay. (Note 5)

RESOLVED, the shareholders request the the following of the board:

1. Annually ask the shareholders to approve every future compensation package for non-employee directors, excluding any element to which the company is contractually bound as of the end of the 2006 annual meeting.

2. In its submission, identify every benefit and perquisite of serving as a director that involves an expenditure or use of company assets, including contributions to charities of particular interest to the director.

3. If the package receives at least half of the shareholder votes cast, make the package effective as of the effective date specified in the submission. If the package fails to receive at least half of the shareholder votes cast, leave the existing non-employee director compensation package in effect until the shareholders approve a different one.

NOTES

1. See Lucian Bebchuk and Jesse Fried, *Pay Without Performance: The Unfulfilled Promise of Executive Compensation*, Harvard University Press (2004), and Ivan E Brick, Oded Palmon, and John K. Wald, *CEO Compensation, Director Compensation, and Firm Performance: Evidence of Cronyism?*, http://www.personal.psu.edu/faculty/j/k/jkw10/jcf_052705.pdf. (May 25, 2005).

2. 2005 Proxy Statement

Global Private Client Group

2959 N. Rock Road
Suite 200
Wichita, Kansas 67226-1193
316 631 3500
800 777 3993 Toll Free
FAX 316 631 3525


Merrill Lynch

November 21, 2005

Laurel A. Holschuh
MAC #N9305-173
Wells Fargo & Co.
Sixth & Marquette
Minneapolis, MN 55479

RE: Mt St Scholastica, TIN# 48-0548363

Dear Ms. Holschuh,

This letter shall serve as verification of ownership of 1382 shares of Wells Fargo common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Wells Fargo common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Global Private Client Group

2959 N. Rock Road
Suite 200
Wichita, Kansas 67226-1193
316 631 3500
800 777 3993 Toll Free
FAX 316 631 3525



Will send a corrected version 11-18-05 DLK

November 16, 2005

Laurel A. Holschuh
MAC #N9305-173
Wells Fargo & Co.
Sixth & Marquette
Minneapolis, MN 55479

RE: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Holschuh,

This letter shall serve as verification of ownership of 1382 shares of Wells Fargo common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Caterpillar, ~~Inc.~~ common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.


CONGREGATION OF HOLY CROSS
SOUTHERN PROVINCE
SPES UNICA

Holy Cross, Southern Province
2111 Brackenridge Street
Austin, Texas 78704-4322
(512) 443-3886 • FAX (512) 416-1216

November 15, 2005

Laurel A. Holschuh
MAC #N9305-173
Wells Fargo & Co.
Sixth & Marquette
Minneapolis, MN 55479

Re: Shareholder Proposal for 2006 Annual Meeting

Dear Ms. Holschuh:

The Congregation of Holy Cross, Southern Province seeks to advocate for certain values espoused by Catholic social teaching. We emphasize these three areas:

1. Preserving and promoting human dignity, especially in the workplace;

2. Promoting fair but not excessive executive compensation;

3. Promoting effective oversight by boards of directors.

As a representative of the Congregation of Holy Cross, Southern Province, I submit the enclosed Directors Compensation proposal for inclusion in the proxy statement for the annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Congregation of Holy Cross, Southern Province is acting as the a **co-filer** of this resolution, please feel free to contact Theodore Zimmer with Catholic Equity fund at 414-278-6490. One or more representatives of the filing shareholders will be present at the annual meeting to introduce the proposal.

The Congregation of Holy Cross, Southern Province is the beneficial owner of 160 shares of the company's common stock, has owned this stock for more than a year, and intends to continue to hold this stock through the date of the annual meeting. A verification of ownership will follow shortly from Frost Investment Services.

Sincerely,

Thomas G. Krieter, csc

Bro. Thomas G. Krieter, C.S.C.
Provincial Steward

Cc: Gary Brouse – ICCR
Nadera Narine – ICCR
Theodore Zimmer – Primary Filer
Sr. Susan Mika – SRIC

DIRECTOR COMPENSATION--Wells Fargo

WHEREAS:

Excessive CEO pay is now a matter of national concern and debate. We believe that any board that pays excessive CEO compensation fails in one of its most important duties. There is evidence that directors who enjoy high director compensation are more likely to pay excessive CEO compensation and that high director pay coupled with high CEO pay correlates with underperformance of the company. (Note 1) We believe that many employees regard excessive CEO compensation as a breach of trust and demeaning of their value as employees and human beings. We believe that directors who recommend excessive CEO pay packages should be held accountable. One way to do this is to allow shareholders to vote on the directors' compensation.

There are indications that our board has not paid sufficient attention to CEO compensation:

1. In 2004, the CEO's total compensation was $29.7 million or $52.1 million, depending on whether total compensation includes the value of options granted in 2004 or instead gains from the exercise of stock options in 2004. (Note 2) The average total compensation for CEOs of 367 leading corporations was $11.8 million. (Note 3.)

2. Evaluating CEO pay relative to shareholder return on a scale of one to five, Business Week rated the company a one, the worst rating. (Note 4)

3. Forbes ranked the company 138th worst out 189 companies in its measure of CEO performance versus CEO pay. (Note 5)

RESOLVED, the shareholders request the the following of the board:

1. Annually ask the shareholders to approve every future compensation package for non-employee directors, excluding any element to which the company is contractually bound as of the end of the 2006 annual meeting.

2. In its submission, identify every benefit and perquisite of serving as a director that involves an expenditure or use of company assets, including contributions to charities of particular interest to the director.

3. If the package receives at least half of the shareholder votes cast, make the package effective as of the effective date specified in the submission. If the package fails to receive at least half of the shareholder votes cast, leave the existing non-employee director compensation package in effect until the shareholders approve a different one.

NOTES

1. See Lucian Bebchuk and Jesse Fried, *Pay Without Performance: The Unfulfilled Promise of Executive Compensation*, Harvard University Press (2004), and Ivan E Brick, Oded Palmon, and John K. Wald, *CEO Compensation, Director Compensation, and Firm Performance: Evidence of Cronyism?*, http://www.personal.psu.edu/faculty/j/k/jkw10/jcf_052705.pdf. (May 25, 2005).

2. 2005 Proxy Statement

3. Sarah Anderson et al., *Executive Excess 2005—12th Annual CEO Compensation Survey*, http://www.faireconomy.org/press/2005/EE2005_pr.html (total includes options exercised but not options granted).

4. Business Week, April 18, 2005.

5. Forbes, http://www.forbes.com/static/execpay2005/efficiency_126.html.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA OVERNIGHT DELIVERY AND
FACSIMILE TRANSMISSION (913-360-6190)

November 25, 2005

Br. Thomas G. Krieter, C.S.C.
Provincial Steward
Holy Cross, Southern Province
2111 Brackenridge Street
Austin, TX 78704-4322

Re: Stockholder Proposal Regarding Director Compensation
Received November 16, 2005

Dear Brother Krieter:

On November 16, 2005, Wells Fargo & Company ("Wells Fargo") received a request dated November 15, 2005 from your order, the Congregation of the Holy Cross, Southern Province (the "Congregation") as a Wells Fargo stockholder, that Wells Fargo include a stockholder proposal regarding director compensation (the "Proposal") in its proxy materials for Wells Fargo's 2006 annual meeting. We understand that the Congregation is a co-filer on this Proposal with The Catholic Equity Fund and is submitting the proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both Wells Fargo and any stockholder in connection with a stockholder proposal to be included in our proxy materials for Wells Fargo's next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for our 2006 annual meeting, it must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that the Congregation is the beneficial owner of 160 shares of Wells Fargo common stock (which would appear to exceed the required minimum market value of Wells Fargo common stock) and that your order intends to continue to hold these shares until the 2006 annual meeting. You also stated that proof of ownership of these shares would follow receipt of the Proposal shortly.

As of the date of this letter, Wells Fargo has not yet received the required proof of ownership. As provided in Rule 14a-8(b), the Congregation is required to provide proof of its ownership of at least the required minimum value of Wells Fargo common stock, and thus its eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in your letter and our check of our stockholder records, it appears that the Congregation is not the record owner of the shares noted in its November 15 letter. Consequently, since the Congregation is not the record owner of these shares, the Congregation may provide the required evidence of its eligible share ownership either (i) if its shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares verifying that, as of November 16, 2005, the Congregation had continuously held the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (ii) if the Congregation has filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing its ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in its ownership of Wells Fargo shares, also showing that the Congregation has held these shares for the required one-year period prior to November 16, 2005.

Wells Fargo hereby notifies the Congregation that it intends to exclude the Association as a co-filer of the Proposal from its 2006 proxy materials unless the Congregation transmits to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter within 14 calendar days from the date the Congregation receives this letter. Even if the Congregation submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of the Congregation's ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this letter, please call me directly at 612/667-2367 or contact me by fax at 612/667-6082.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja
cc: Ted Zimmer, The Catholic Equity Fund (via e-mail)
Laurel A. Holschuh

scham01/proxy/2006/shprop/ms05-holy cross-director comp-ownrshp rqst

EXHIBIT B


CONGREGATION OF HOLY CROSS
SPES UNICA
SOUTHERN PROVINCE

Holy Cross, Southern Province

2111 Brackenridge Street
Austin, Texas 78704-4322
(512) 443-3886 • FAX (512) 416-1216

November 15, 2005

Laurel A. Holschuh
MAC #N9305-173
Wells Fargo & Co.
Sixth & Marquette
Minneapolis, MN 55479

Re: Shareholder Proposal for 2006 Annual Meeting

Dear Ms. Holschuh:

The Congregation of Holy Cross, Southern Province seeks to advocate for certain values espoused by Catholic social teaching. We emphasize these three areas:

1. Preserving and promoting human dignity, especially in the workplace;
2. Promoting fair but not excessive executive compensation;
3. Promoting effective oversight by boards of directors.

As a representative of the Congregation of Holy Cross, Southern Province, I submit the enclosed Directors Compensation proposal for inclusion in the proxy statement for the annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Congregation of Holy Cross, Southern Province is acting as the a **co-filer** of this resolution, please feel free to contact Theodore Zimmer with Catholic Equity fund at 414-278-6490. One or more representatives of the filing shareholders will be present at the annual meeting to introduce the proposal.

The Congregation of Holy Cross, Southern Province is the beneficial owner of 160 shares of the company's common stock, has owned this stock for more than a year, and intends to continue to hold this stock through the date of the annual meeting. A verification of ownership will follow shortly from Frost Investment Services.

Sincerely,

Thomas G. Krieter, csc

Bro. Thomas G. Krieter, C.S.C.
Provincial Steward

Cc: Gary Brouse – ICCR
Nadera Narine – ICCR
Theodore Zimmer – Primary Filer
Sr. Susan Mika – SRIC

DIRECTOR COMPENSATION--Wells Fargo

WHEREAS:

Excessive CEO pay is now a matter of national concern and debate. We believe that any board that pays excessive CEO compensation fails in one of its most important duties. There is evidence that directors who enjoy high director compensation are more likely to pay excessive CEO compensation and that high director pay coupled with high CEO pay correlates with underperformance of the company. (Note 1) We believe that many employees regard excessive CEO compensation as a breach of trust and demeaning of their value as employees and human beings. We believe that directors who recommend excessive CEO pay packages should be held accountable. One way to do this is to allow shareholders to vote on the directors' compensation.

There are indications that our board has not paid sufficient attention to CEO compensation:

1. In 2004, the CEO's total compensation was $29.7 million or $52.1 million, depending on whether total compensation includes the value of options granted in 2004 or instead gains from the exercise of stock options in 2004. (Note 2) The average total compensation for CEOs of 367 leading corporations was $11.8 million. (Note 3.)

2. Evaluating CEO pay relative to shareholder return on a scale of one to five, Business Week rated the company a one, the worst rating. (Note 4)

3. Forbes ranked the company 138th worst out 189 companies in its measure of CEO performance versus CEO pay. (Note 5)

RESOLVED, the shareholders request the the following of the board:

1. Annually ask the shareholders to approve every future compensation package for non-employee directors, excluding any element to which the company is contractually bound as of the end of the 2006 annual meeting.

2. In its submission, identify every benefit and perquisite of serving as a director that involves an expenditure or use of company assets, including contributions to charities of particular interest to the director.

3. If the package receives at least half of the shareholder votes cast, make the package effective as of the effective date specified in the submission. If the package fails to receive at least half of the shareholder votes cast, leave the existing non-employee director compensation package in effect until the shareholders approve a different one.

NOTES

1. See Lucian Bebchuk and Jesse Fried, *Pay Without Performance: The Unfulfilled Promise of Executive Compensation*, Harvard University Press (2004), and Ivan E Brick, Oded Palmon, and John K. Wald, *CEO Compensation, Director Compensation, and Firm Performance: Evidence of Cronyism?*, http://www.personal.psu.edu/faculty/j/k/jkw10/jcf_052705.pdf. (May 25, 2005).

2. 2005 Proxy Statement

3. Sarah Anderson et al., *Executive Excess 2005—12th Annual CEO Compensation Survey*, http://www.faireconomy.org/press/2005/EE2005_pr.html (total includes options exercised but not options granted).

4. Business Week, April 18, 2005.

5. Forbes, http://www.forbes.com/static/execpay2005/efficiency_126.html.

WELLS FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA OVERNIGHT DELIVERY AND
FACSIMILE TRANSMISSION (913-360-6190)

November 25, 2005

Br. Thomas G. Krieter, C.S.C.
Provincial Steward
Holy Cross, Southern Province
2111 Brackenridge Street
Austin, TX 78704-4322

Re: Stockholder Proposal Regarding Director Compensation
Received November 16, 2005

Dear Brother Krieter:

On November 16, 2005, Wells Fargo & Company ("Wells Fargo") received a request dated November 15, 2005 from your order, the Congregation of the Holy Cross, Southern Province (the "Congregation") as a Wells Fargo stockholder, that Wells Fargo include a stockholder proposal regarding director compensation (the "Proposal") in its proxy materials for Wells Fargo's 2006 annual meeting. We understand that the Congregation is a co-filer on this Proposal with The Catholic Equity Fund and is submitting the proposal pursuant to Rule 14a-8 adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934.

Rule 14a-8 spells out the rules that apply to both Wells Fargo and any stockholder in connection with a stockholder proposal to be included in our proxy materials for Wells Fargo's next annual meeting. Under Rule 14a-8(b), in order for a stockholder to be eligible to submit a proposal for inclusion in the proxy statement for our 2006 annual meeting, it must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to the date the proposal was submitted to Wells Fargo and must include with the proposal a written statement that the stockholder intends to hold these shares until the annual meeting occurs. In your letter, you stated that the Congregation is the beneficial owner of 160 shares of Wells Fargo common stock (which would appear to exceed the required minimum market value of Wells Fargo common stock) and that your order intends to continue to hold these shares until the 2006 annual meeting. You also stated that proof of ownership of these shares would follow receipt of the Proposal shortly.

As of the date of this letter, Wells Fargo has not yet received the required proof of ownership. As provided in Rule 14a-8(b), the Congregation is required to provide proof of its ownership of at least the required minimum value of Wells Fargo common stock, and thus its eligibility to present the Proposal, in the manner specified in Rule 14a-8(b). Based on the statements in your letter and our check of our stockholder records, it appears that the Congregation is not the record owner of the shares noted in its November 15 letter. Consequently, since the Congregation is not the record owner of these shares, the Congregation may provide the required evidence of its eligible share ownership either (i) if its shares of Wells Fargo common stock are held in a brokerage or custodial account with a bank, brokerage firm, or other institution, by sending us a written statement from that bank, broker, or other institution as the record holder of your shares verifying that, as of November 16, 2005, the Congregation had continuously held the required $2,000 minimum market value of Wells Fargo common stock for at least one year prior to that date; or (ii) if the Congregation has filed either a Schedule 13D, Schedule 13G, or a Form 3, 4, or 5 with the SEC disclosing its ownership of shares of Wells Fargo common stock having the minimum $2,000 in market value, by providing Wells Fargo with a copy of that filing, plus any amendments to it showing any change in its ownership of Wells Fargo shares, also showing that the Congregation has held these shares for the required one-year period prior to November 16, 2005.

Wells Fargo hereby notifies the Congregation that it intends to exclude the Association as a co-filer of the Proposal from its 2006 proxy materials unless the Congregation transmits to Wells Fargo written proof of its beneficial ownership of Wells Fargo common stock in one of the forms specified in this letter within 14 calendar days from the date the Congregation receives this letter. Even if the Congregation submits the required information, Wells Fargo reserves the right to request exclusion of the Proposal under Rule 14a-8 based on one or more of the reasons for excluding a stockholder proposal permitted under Rule 14a-8(i).

Please send proof of the Congregation's ownership of Wells Fargo common stock as requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this letter, please call me directly at 612/667-2367 or contact me by fax at 612/667-6082.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja
cc: Ted Zimmer, The Catholic Equity Fund (via e-mail)
Laurel A. Holschuh

schsm01/proxy/2006/shprop/ms05-holy cross-director comp-ownrshp rqst

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 31, 2006

RECEIVED
2006 JAN 31 PM 11:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wells Fargo & Company

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by The Catholic Equity Fund, Christus Health, the Benedictine Sisters of Mount St. Scholastica, the Congregation of the Holy Cross (Southern Province) and the Unitarian Universalist Association of Congregations (which are hereinafter referred to collectively as the "Proponents"), each of which is the beneficial owner of shares of common stock of Wells Fargo & Company (hereinafter referred to either as "Wells Fargo" or the "Company"), and which have jointly submitted a shareholder proposal to Wells Fargo, to respond to the letter dated December 27, 2005, sent to the Securities & Exchange Commission by the Company, in which Wells Fargo contends that the Proponent's shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(6).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Wells Fargo's year 2006 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests the Company to institute a program of shareholder ratification of the compensation package for directors.

RULES 14a-8(i)(3) and 14a-8(i)(6) (Proposal Vague and Indefinite)

Frankly, the Company's arguments seem like make-weights.

First Clause of Proposal

In its first bullet paragraph, Wells Fargo Claims that the phrase "future compensation package" would not be understood by the shareholders or directors. This seems absurd on its face. (See, for example, the proposed Director Compensation Table in Rel 33-8655 (January 27, 2006).) What part of the phrase don't you understand? The word "future"? The word "compensation"? Or the word "package"? (Incidentally, the latter is used by the Commission itself three times in its recent Compensation Reform Release 33-8655 (January 27, 2006) (See pages 70 and 86-87.) Does somehow putting these three unambiguous words together in one sentence make them ambiguous so that directors would be unable to implement the proposal and shareholders would not know what they are voting on? We submit that the Company has vastly underestimated the intelligence of its directors and shareholders.

Items (i) thru (iv) certainly sound like a "package" to me.

As for the Company's second and third bullets, "future" means "future". If the Company is unable to understand this term, we submit that it will be unable to comply with the proposed new compensation disclosure proposed by Rel. 33-8655 (where the term appears 20 times, and the phrase "future compensation" appears three times). If the Company is not already contractually bound (see phrase at the end of the first RESOLVE provision), it would simply have to submit to shareholder vote all the compensation, in whatever form, that it will award for the ensuing year for whatever duties (including committees) are to be performed.

Second Clause of Proposal

We are shocked to learn that the Company cannot understand the phrase "every benefit and perquisite", since it therefore will not only be unable to comply with the proposed disclosure of director compensation in Rel. 33-8655 (January 27, 2006), which calls for disclosure of "all perquisites and other personal benefits' over $10,000 (see p. 88), but apparently is confessing that it has been failing to comply with the securities laws for years since the existing rules on executive compensation already require disclosure of "perquisites and other personal benefits". See Regulation S-K, item 402(b)(2)(iii)(C)(1).

Third Clause of Proposal

Why can't the Company understand the phrase "at least half of the shareholder votes cast"? If the term "at least half" is, in the Company's view, ambiguous we suggest again that the Company has vastly underestimated the intelligence of its directors and shareholders. The Company's remaining two bullets are deserving of no greater respect. For example, in the first bullet, it is reconciled because the package was, in fact voted on (even if voted down).

In short, the Proponents believe that the Company has been wasting the shareholder's money by making frivolous arguments unworthy of one of the finest banking institutions in the country. (And we note that none of the other seven companies that received similar shareholder proposals have seen fit to act similarly.)

RULE 14a-8(i)(3) (Vague and Misleading)

We are confident that the Staff will have more success than the Company in seeing the relevance of the Whereas Clause to the Resolve Clause. In essence, the Proponents argue that the Company's Board has overpaid the CEO; that there is evidence that high director compensation correlates with overpaying the CEO; and that one remedy for controlling CEO compensation is to give the shareholders control of director compensation. Incidentally this appears to be analogous to the rational for the SEC's recent proposal that director compensation be more fully disclosed. Whether the Company thinks this is a good idea, or that the goal might be achieved more directly by giving the shareholders control of the CEO's salary, is really quite irrelevant to the question of whether the Whereas Clause is unrelated to the Resolve Clause.

Another way to analyze the relationship between the Whereas Clause and the Resolve Clause is that if the premise is correct, namely that the Board has failed to exercise proper oversight on behalf of the shareholders, then an appropriate corrective would be for the shareholders to hold the Board's feet to the fire by giving the shareholders the ability to set the directors pay in accordance with their (poor) performance.

RULE 14a-8(i)(3) (False and Misleading Statements)

Although the Company refers to Staff Legal Bulletin 14B (September 15, 2004), it apparently failed to read that Bulletin in its entirety. Section B.4., entitled "Clarification of our views regarding the application of rule 14a-8(i)(3)" the Staff clearly states:

> Accordingly going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or the entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

. . . .

.the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

.the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

.the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified as such.

We submit that each and every objection by the Company falls squarely within these enumerated circumstances (and that each no-action letter cited by the Company predates the Staff Legal Bulletin).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Kerri L. Klemz, Esq.
Proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 27, 2005

The proposal requests the board ask shareholders to approve every future compensation package, identify every perquisite and benefit that involves an expenditure of company assets, including contributions to charities of particular interest to directors, and to make compensation packages effective if they receive half of the shareholder vote.

We are unable to concur in your view that Wells Fargo may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Wells Fargo may omit the proposal or portions of the supporting statement from it proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Wells Faro may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that Wells Fargo may exclude the Congregation of the Holy Cross, Southern Province as a co-proponent under rule 14a-8(f). We note that the proponent appears not to have responded to Wells Fargo's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the Congregation of the Holy Cross, Southern Province as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Ted Yu
Special Counsel